U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03027150


RECD S.E.C.
JUL 1 5 2003
1086

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

PROCESSED
JUL 16 2003
THOMSON
FINANCIAL

For the fiscal year ended December 31, 2002

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transaction period from _______ to ________.

Commission file number: 0-22353

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FLAGSTAR BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLAGSTAR BANCORP, INC.
5151 Corporate Drive
Troy, Michigan 48098-2639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

FLAGSTAR BANCORP, INC.

July 15, 2003

By: 

Mary Kay McGuire
Secretary of Flagstar Bancorp, Inc., Plan Administrator

Financial Statements and Report of Independent Certified Public Accountants

Flagstar Bank 401(k) Plan

December 31, 2002 and 2001

Contents

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Information	
Schedule of Assets Held for Investment Purposes	11

Report of Independent Certified Public Accountants

Board of Directors
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Southfield, Michigan
July 10, 2003

Flagstar Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2002

	2002	2001
Assets		
Investments – at fair value		
Flagstar Bancorp, Inc. common stock	$ 8,419,464	$ 4,709,252
Mutual funds	19,640,256	16,133,075
Money market funds	4,321,108	3,390,340
Participant loans	1,049,376	997,136
Total investments	33,430,204	25,229,803
Receivables:		
Employer contributions	-	676
Participant contributions	-	1,184
Other	62,555	593
Total receivables	62,555	2,453
Total assets	33,492,759	25,232,256
Liabilities		
Refundable contributions	9,942	22,424
Other	1,758	-
Total liabilities	11,700	22,424
Net assets available for benefits	$33,481,059	$25,209,832

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Additions to net assets attributed to:			
Investment income (loss):			
Net (depreciation) appreciation in fair value of investments	$ (1,439,391)	$ (924,888)	$ 1,521,167
Interest and dividends	262,931	264,717	195,157
Total investment income (loss)	(1,176,460)	(660,171)	1,716,324
Contributions:			
Participant	6,882,892	3,132,816	2,152,250
Employer	3,039,386	1,511,765	1,098,646
Rollovers	526,104	239,159	274,659
Total contributions	10,448,382	4,883,740	3,525,555
Other	-	347	-
Total additions	9,271,922	4,223,916	5,241,879
Deductions from net assets:			
Participant benefits paid	(977,821)	(1,187,938)	(745,256)
Administrative fees	(21,116)	(6,648)	(4,456)
Other	(1,758)	-	-
Total deductions	(1,000,695)	(1,194,586)	(749,712)
Net increase	8,271,227	3,029,330	4,492,167
Net assets available for benefits:			
Beginning of year	25,209,832	22,180,502	17,688,335
End of year	$33,481,059	$25,209,832	$22,180,502

The accompanying notes are an integral part of these statements.

Note A - Description of the Plan

The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Flagstar Bancorp, Inc. (the "Company") who have met the eligibility service requirement and have attained the age of 21. An employee is eligible to participate in the Plan after three months of service in 2002. For 2001 and 2000, an employee was eligible to participate in the plan after one year of service. The Plan provides for discretionary Company contributions which are allocated to a participant's individual account based upon a formula specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Eligible employees may contribute up to 15% in 2002 and 6% in 2001 and 2000 ($11,000 in 2002 and $10,500 in 2001 and 2000, respectively) per annum, of their eligible compensation to the Plan. The Company matches employee contributions up to 3% per annum of the employee's compensation and may make discretionary contributions to the Plan. No discretionary contributions were made.

Vesting

Participants are immediately vested for their voluntary contributions. Vesting in the Company contributions and related earnings is based on years of service in accordance with the following schedules:

Effective January 1, 2002		Effective 2001 and Prior	
Years of Service	**Vesting Percentage**	**Years of Service**	**Vesting Percentage**
Less than one year	0%	Less than 3 years	0%
One year	20%	Three Years	20%
Two Years	40%	Four Years	40%
Three years	60%	Five Years	60%
Four years	80%	Six Years	80%
Five Years	100%	Seven Years	100%

Participants Accounts

Each participant's account is credited with the participant's contribution, the Company contribution made on the employee's behalf and an allocation of plan earnings based on the employee's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

All contributions are invested in accordance with the participant's directive.

Participant Loans

Participant loans are permitted by the Plan. Participants may borrow up to the lesser of $50,000 or 50 percent of the participant's vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50% of a participant's account balance and bear interest at rates ranging from 5.25% - 10.50%, as determined by the Plan administrator.

Note A - Description of the Plan (Continued)

Payment of Benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution based on the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan's administrative committee. Benefits are recorded when paid.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant's account is forfeited. Forfeitures are applied to reduce the contributions of the Company. Forfeited nonvested accounts totaled $71,000 at December 31, 2002 and $66,000 at December 31, 2001.

Note B - Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and additions and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value based upon the current quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note C – Investments

The following presents investments that represent 5 percent or more of the Plan's assets.

December 31, 2002	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	389,790.00	$8,419,464
Fidelity Retirement Government Money Market	3,685,855.60	3,685,855
Mutual Funds		
Fidelity Dividend Growth Fund	172,638.96	3,853,302
Fidelity Growth Company Fund	99,611.22	3,528,229
Fidelity Mid-Cap Stock Fund	152,649.70	2,482,084
Spartan U.S. Equity Index Fund	86,422.35	2,692,056
Fidelity US Bond Index Fund	151,220.59	1,699,719

December 31, 2001	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	233,942.00	$4,709,252
Fidelity Retirement Government Money Market	3,055,594.48	3,055,594
Mutual Funds		
Fidelity Dividend Growth Fund	132,379.24	3,750,304
Fidelity Growth Company Fund	68,034.20	3,620,780
Fidelity Mid-Cap Stock Fund	119,177.56	2,689,838
Spartan U.S. Equity Index Fund	68,233.61	2,773,014

Note D - Parties In Interest

Pursuant to the Plan agreement, a portion of the administrative expenses of the Plan may be paid by the Company at the Company's discretion and this amounted to $92,000, $55,000 and $31,000 in 2002, 2001 and 2000, respectively. In addition, the Plan trades in the common stock of the Company.

Note E - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant's account after adjustment for liquidation expenses which were not paid by the Company.

Note F – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 16, 2002, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended effective January 1, 2002, subsequent to the application for favorable determination which generated the favorable IRS determination letter referenced above. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Flagstar Bank 401(k) Plan

Notes to Financial Statements - Continued

December 31, 2002 and 2001

Note G – Reconciliation of Form 5500 to the Financial Statements

The following is a reconciliation of net assets and the statement of changes available for benefits per the financial statements to the Form 5500.

	2002	2001	2000
Net assets per financial statements	$33,481,059	$25,209,832	$22,180,502
Refundable contributions	9,942	22,424	-
Other	-	-	347
Net assets per Form 5500	$33,491,001	$25,232,256	$22,180,849
Contributions per financial statements	$10,448,382	$ 4,883,740	$ 3,525,555
Refundable contributions	9,942	22,424	-
Other	-	-	347
Contributions per Form 5500	$10,458,324	$ 4,906,164	$ 3,525,902
Corrective distributions per financial statements	$ -	$ -	$ -
Prior year contributions refunded	22,424	-	-
Corrective distributions per Form 5500	$ 22,424	$ -	$ -
Other assets per financial statements	$ -	$ 347	$ -
Other	-	(347)	-
Other assets per Form 5500	$ -	$ -	$ -

Supplemental Information

Flagstar Bank 401(k) Plan

Schedule of Assets Held for Investment Purposes

December 31, 2002

Description	Fair Value
Flagstar Bancorp, Inc. Common Stock*	$ 8,419,464
Fidelity Retirement Government Money Market	3,685,856
FMTC Institutional Cash Portfolio	635,252
Mutual Funds	
Fidelity Equity-Income Fund	316,095
Fidelity Diversified International Fund	1,412,155
Fidelity Dividend Growth Fund	3,853,302
Fidelity Freedom 2000 Fund	156,403
Fidelity Freedom 2010 Fund	308,455
Fidelity Freedom 2020 Fund	337,586
Fidelity Freedom 2030 Fund	353,057
Fidelity Freedom 2040 Fund	104,437
Fidelity Freedom Income Fund	126,152
Fidelity Growth Company Fund	3,528,229
Fidelity Independence Fund	961,916
Fidelity Low-Priced Stock Fund	725,272
Fidelity Mid-Cap Stock Fund	2,482,084
Fidelity Small Capital Retirement Fund	428,294
Fidelity U.S. Bond Index Fund	1,699,719
Spartan U.S. Equity Index Fund	2,692,056
Oakmark Select I	155,044
Participant loans (interest rates ranging from 5.25% - 10.50%, with various maturity dates)	1,049,376
	$33,430,204

*Denotes party in interest.

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated July 10, 2003, accompanying the financial statements and schedules included in the Annual Report of Flagstar Bank 401(k) Plan on Form 11-K for the year ended December 31, 2002. We hereby consent to the incorporation by reference of said report in the Registration Statement of Flagstar Bancorp, Inc. on Form S-8, effective April 30, 1999.

Grant Thornton LLP

Southfield, Michigan
July 15, 2003